October 25, 2010
Via EDGAR
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
United States of America

RE:	China Unicom (Hong Kong) Limited Form 20-F for the fiscal year ended December 31, 2009 Filed on June 18, 2010 File No. 001-15028
Dear Mr. Spirgel:
This is in response to the comment letter from the Staff of the Securities and Exchange Commission (the “Commission”), dated September 30, 2010, relating to the annual report on Form 20-F of China Unicom (Hong Kong) Limited (the “Company”) for the fiscal year ended December 31, 2009 (the “Form 20-F”), which was filed with the Commission on June 18, 2010.
For your convenience, the Company has included the Staff’s comments in this response letter in italicized form and keyed its responses accordingly. The page numbers in the responses, unless otherwise indicated, refer to the page numbers of the Form 20-F. The Company is submitting a copy of this letter as “correspondence” via EDGAR. The Company’s responses to the comments are as follows.
Financial Statements
Note 4.2(b) 2009 Business Combinations, page F-59
1.
We have reviewed your response to comment 1 of our letter dated September 1, 2010. We continue to question your financial statement presentation of the leased telecommunications networks in Southern China. Please explain to us the consideration you gave to reporting the results of operations of the leased telecommunications networks on a prospective basis only.

Mr. Larry Spirgel	2
In addition, we are not aware of any basis for reporting revenue while not reporting all of the expenses incurred to generate the revenue. Explain to us why it was appropriate for you to retrospectively present the revenues generated from the fixed-line business in Southern China without also retrospectively reporting all costs incurred in the generation of such revenues.
The Company respectfully advises the Staff that as part of the restructuring of telecommunications industry in China, in October 2008, the Company merged with China Netcom Group Corporation (Hong Kong) Limited (“China Netcom”), which operated the fixed-line telecommunications business in 10 provinces in northern China. In January 2009, the Company completed the acquisition (the “Acquisition”) of fixed-line telecommunication business across 21 provinces in southern China (the “Acquired Business”) from the Company’s ultimate parent, China United Network Communications Group Company Limited (“Unicom Group”) and China Netcom’s ultimate parent, which merged into Unicom Group in January 2009. The business objectives of the Acquisition include: (i) reducing the competition between us and our parent company and minimizing related party transactions; (ii) offering a full spectrum of telecommunications services across the Mainland China from both business and geographical perspectives and achieving effect of synergy; and (iii) strengthening the overall competitive advantage to provide more valuable services to subscribers and providing better long-term returns to the shareholders.
Given that the market share of the Acquired Business was relatively low and the operations were in loss making position, there were various uncertainties with respect to the future prospects of the Acquisition. As a result, the Company did not acquire the telecommunications networks in southern China (the “Network Assets”) but leased such assets from Unicom Group to operate the Acquired Business. The Network Assets were retained by Unicom Group. This lease arrangement enables Unicom Group to receive stable lease income under the lease term and mitigate the risk of incurring additional operating losses. We understand that “operating business with leased assets” is a common business model in the telecommunications industry in Mainland China, and based on publicly available information, it appears that the other two telecommunications operators in Mainland China also have similar arrangements when operating their telecommunication businesses.
As the Company was incorporated in Hong Kong under the Hong Kong Companies Ordinance, the Company is required to prepare its financial statements in accordance with the Hong Kong Financial Reporting Standards (“HKFRS”), which are consistent with the International Financial Reporting Standards (“IFRS”). Accordingly, the Company’s financial statements are in compliance with both IFRS and HKFRS. Under HKFRS, the Company is required to account for the Acquired Business using merger accounting in accordance with the Accounting Guideline 5 “Merger accounting for common control combinations” (“AG5”) issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”), a copy of which is attached hereto as Appendix 1. Since there is no specific guidance under IFRS relating to transactions of the similar type as the Acquisition, the treatment under AG5 does not contravene with and is acceptable under IFRS. Accordingly, the Company included the acquired assets and liabilities in its consolidated financial statements from the beginning of the earliest period presented as if the Acquired Business had always been part of the Company.

Mr. Larry Spirgel	3
Prior to the Company’s adoption of IFRS in 2008 and in order to comply with the HKFRS, the Company had already adopted the accounting policy to account for business combinations of entities and businesses under common control using the “predecessor values method” which is applied retrospectively. Historically, the Company has consistently applied this accounting policy to account for a number of transactions, including the Company’s merger with China Netcom in 2008 and the acquisition of assets and business of Guizhou Branch from Unicom Group in 2007. To maintain this consistency and ensure dual compliance with IFRS/HKFRS, when preparing the financial statements for the three years ended December 31, 2007, 2008 and 2009 in accounting for the Acquired Business, the Company continued to apply its prior accounting policy and chose not to (i) apply such accounting policy prospectively (i.e., “prospective method”, under which acquired assets and liabilities with predecessor values and operating results are included upon the completion of the relevant acquisition on a prospective basis) or (ii) adopt “purchase method”.
Under IFRS/HKFRS, a company is permitted to change an accounting policy only if such change (i) is required by an IFRS/HKFRS or (ii) results in the financial statements providing reliable and more relevant information about the effects of transactions, and the same accounting policy is required to be applied within each period and from one period to the next. The Company concluded it would not meet these criteria to change its accounting policy to prospective method or purchase method. Furthermore, any such change in 2009 would result in a restatement of the Company’s historical financial statements with respect to the accounting for the Company’s merger with China Netcom in 2008, and the acquisition of assets and business of Guizhou Branch from Unicom Group in 2007. This would jeopardize the comparability of the Company’s historical financial statements and lead to significant change of the historical financial information which eventually will create significant confusion to the users of the Company’s financial statements.
In addition, when applying the accounting policy in accounting for the Acquired Business, the Company noted that neither of IFRS or HKFRS provides specific guidance in respect of acquisitions of businesses that do not involve acquisitions of the underlying long-lived assets. In light of the foregoing, the Company followed the guidance under IAS/HKAS 8.10, 8.11 and 8.12 to exercise its judgment in developing and applying an accounting policy that it believes “best reflects the economic consequences of the acquisition and results in information that is reliable and relevant to the economic decision-making needs of users.” In particular, the Company has evaluated different alternative accounting treatments, and concluded that there is no one best way to account for the Acquired Business given the uniqueness and specific terms of the Acquisition. As mentioned in our response letter to the SEC dated September 21, 2010, during the assessment of the appropriate accounting treatment to be adopted, the Company had also considered the other two possible approaches, pro forma approach and disposal approach, and concluded that these alternatives are not appropriate, as summarized below:
(a) Pro forma approach. This approach would violate the historical cost convention under the merger accounting/predecessor values method to include imputed leasing charge in the comparative periods;

Mr. Larry Spirgel	4
(b) Disposal approach. This approach would not best reflect the nature and substance of the acquisition that the Company did not acquire the Network Assets in the acquisition and the Network Assets were never under the Company’s ownership or control. In addition, the depreciation and finance charges associated with the Network Assets for the comparative periods prior to the completion of the Acquisition are not comparable with the leasing fees for the Network Assets borne by the Company following the Acquisition. The inclusion of the Network Assets and the related depreciation and finance charges in prior periods would significantly distort the historical financial statements, which will make it difficult for readers of the financial statements to understand the trends of the operating results.
Since the Company did not consider the above two alternative approaches as appropriate, the Company continued to apply its existing accounting policy to (i) include all the revenues and operating costs/expenses of the Acquired Business and (ii) exclude the Network Assets and the related depreciation and finance charges when accounting for the Acquired Business. The Company was aware that this accounting treatment would result in an exclusion from the historical financial statements of depreciation costs associated with the Network Assets or costs equivalent to lease fees for using such Network Assets. Thus, to facilitate the readers of the Company’s financial statements to better understand the economic substance of the Acquisition and consequences of the lease arrangement, the Company disclosed the lease fees for the Network Assets as a separate line item on its statement of income for 2009, and added comprehensive disclosures of the assets, liabilities and associated costs excluded in all periods presented. The Company believes that this accounting treatment, coupled with the comprehensive disclosures, is the best way to account for the Acquired Business among the different alternatives in reflecting the economic substance and business objectives of this unique transaction, and ensuring the dual compliance with IFRS/HKFRS as well as the consistency in applying the accounting policies.

Mr. Larry Spirgel	5
2.
We note the fixed-line business in Southern China incurred depreciation and amortization expenses of RMB3,886 million and finance costs of RMB846 million in 2008. In 2009 Unicom New Horizon charged you leasing fees of approximately RMB2.0 billion for the lease of the telecommunications networks in Southern China. It appears, since the leasing fees are substantially less than the costs incurred by Unicom New Horizon, your operation of the telecommunications networks in Southern China may be subsidized by your parent company. Please advise us and explain your consideration of recognizing the difference in the costs incurred by Unicom New Horizon and your leasing fee as an additional expense and capital contribution.

As discussed in responses to Question 1 above, the Company did not acquire the Network Assets but leased such assets to operate the Acquired Business. The lease fee of the Network Assets was determined primarily based on (i) the revenue generated from the Acquired Business, (ii) relevant market practice and (iii) the growth potential of the Acquired Business (which were not considered as promising as the mobile business), rather than the historical costs or depreciation of the Network Assets, because the Acquired Business was operating at a loss. The Company believes that it can better operate the Acquired Business than Unicom Group after the Acquisition as a result of synergy effect between the Company’s existing businesses and the Acquired Business.
Both the Company and Unicom Group believe that the lease arrangement was entered into on ordinary commercial terms and the lease terms are fair, reasonable and beneficial to the shareholders’ overall interest. All of the Company’s directors (including independent non-executive directors) are of the opinion that the lease fee is fair and reasonable. At the end of the initial lease period ending in 2010, the Company will have an option to renew the lease, while the lease fee will be subject to further negotiations between the contracting parties, taking into consideration, among others, the prevailing market conditions and future prospects of fixed-line business in southern China. As a related party transaction with Unicom Group, the lease arrangement was properly approved and announced in accordance with requirements of relevant rules and regulations in the relevant capital markets.
In addition, the Company believes that the lease arrangement is also fair and beneficial to Unicom Group. In particular, the lease arrangement allows Unicom Group to retain the legal ownership of the Network Assets while receiving a stable lease income under the lease term from the Company without incurring any risk of operating the Network Assets. Based on above analysis, the Company believes that both the Company and Unicom Group will benefit from the lease arrangement and the lease fee is fair and reasonable to both parties. In addition, the transaction has been properly reviewed and approved by the respective shareholders of both the Company and Unicom Group. The Company was not subsidized by Unicom Group.
We would also like to highlight to the Staff that there is no specific requirement for push-down accounting under IFRS/HKFRS for a subsidiary to record additional costs incurred by a parent company. Accordingly, there is no need for the Company to recognize the difference of the costs incurred by Unicom Group and the leasing fee as an additional expense of the Company or capital contribution to the Company by Unicom Group.

Mr. Larry Spirgel	6
* * * *
In connection with responding to the Staff’s comments, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Thank you again for your time. Please feel free to contact Ms. CHU Ka Yee, Company Secretary (tel: 852-2121-3220; fax: +852 2121-3232; email: karrychu@chinaunicom.com.hk) or Ms. Chun Wei of Sullivan & Cromwell LLP (tel: 852-2826-8666; fax: +852 2522-2280; email: weic@sullcrom.com), with any questions you may have.

Sincerely,
/s/ CHANG Xiaobing
CHANG Xiaobing
Chairman and Chief Executive Officer

cc:	Messrs. Robert S. Littlepage
Joseph M. Kempf
(Securities and Exchange Commission)

Mr. TONG Jilu
Ms. CHU Ka Yee
(China Unicom (Hong Kong) Limited)

Mss. Chun WEI
Yihan SUN
(Sullivan & Cromwell LLP)

Mr. Stephen WONG
Ms. Brenda TAM
(PricewaterhouseCoopers)
CHINA UNICOM (HONG KONG) LIMITED
75th Floor, The Center, 99 Queen’s Road Central, Hong Kong
Tel: (852) 2126 2018 Fax: (852) 2126 2016 Website: www.chinaunicom.com.hk

Appendix 1
Accounting Guideline 5
“Merger accounting for common control combinations”

AG 5
Issued November 2005
Effective upon issue
Accounting Guideline 5
Merger Accounting for Common Control Combinations

MERGER ACCOUNTING FOR COMMON CONTROL COMBINATIONS
COPYRIGHT
© Copyright 2008 Hong Kong Institute of Certified Public Accountants
This Accounting Guideline contains Hong Kong Institute of Certified Public Accountants copyright material. Reproduction in unaltered form (retaining this notice) is permitted for personal and non-commercial use subject to the inclusion of an acknowledgment of the source. Requests and inquiries concerning reproduction and rights for commercial purposes should be addressed to the Director, Operation and Finance, Hong Kong Institute of Certified Public Accountants, 37/F., Wu Chung House, 213 Queen’s Road East, Wanchai, Hong Kong.

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Contents

Paragraphs
ACCOUNTING GUIDELINE 5
MERGER ACCOUNTING FOR COMMON CONTROL COMBINATIONS

INTRODUCTION	1 – 5
THE PRINCIPLES	6 – 9
THE PROCEDURES	10 – 13
ACCOUNTING PERIOD COVERED BY A NEWLY FORMED PARENT	14 – 15
DISCLOSURES IN ADDITION TO THOSE REQUIRED BY APPLICABLE HKFRSs	16 – 19
EARNINGS PER SHARE	20
APPENDIX — EXAMPLE

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Hong Kong Accounting Guideline 5
Merger Accounting for Common Control Combinations
Introduction
1.
Starting from 1 January 2005, HKFRS 3 Business Combinations applies to all business combinations except where a combination is specifically excluded from its scope. For those business combinations outside the scope of HKFRS 3, for example, business combinations involving entities or businesses under common control, there is no specific accounting standard addressing the appropriate accounting treatment.

2.
HKFRS 3 defines a business combination involving entities or businesses under common control as “a business combination in which all of the combining entities or businesses are ultimately controlled by the same party or parties both before and after the business combination, and that control is not transitory”. Such business combinations are referred to hereafter in this Accounting Guideline as “common control combinations” to distinguish them from other business combinations which fall within or outside the scope of HKFRS 3.

3.
HKAS 8 Accounting Policies, Changes in Accounting Estimates and Errors, paragraphs 10-12, contain requirements for the selection of accounting policies in the absence of a Standard or an Interpretation that specifically applies to an issue. Common control combinations fall outside the scope of HKFRS 3. Accordingly, an entity selects an appropriate accounting policy in accordance with the requirements set out in HKAS 8 and many entities consider that merger accounting is an appropriate accounting policy for common control combinations.

4.
This Accounting Guideline sets out the basic principles and procedures of merger accounting when recognising a common control combination. If there is any inconsistency between this Guideline and any Hong Kong Financial Reporting Standard or Interpretation (collectively referred to as “HKFRSs”), that Standard or Interpretation is to be followed. Certain HKFRSs may contain guidance or requirements that are relevant for the accounting for a common control combination using merger accounting. For example, HKAS 8 requires accounting policies to be applied consistently for similar transactions, HKAS 27 Consolidated and Separate Financial Statements addresses consolidation principles and the treatment of a disposal of a subsidiary and HKAS 37 Provisions, Contingent Liabilities and Contingent Assets addresses provisions for restructuring. Accordingly, an entity should apply that guidance or those requirements, instead of, or in addition to, the guidance set out in this Accounting Guideline when applying merger accounting.

5.
It should be noted that interspersing a shell entity between a parent entity and a single subsidiary does not represent the combination of two businesses and accordingly is not addressed in this Accounting Guideline. In practice, these transactions may be accounted for by applying a principle similar to that for a reverse acquisition.

The principles
6.
The concept underlying the use of merger accounting to account for a common control combination is that no acquisition has occurred and there has been a continuation of the risks and benefits to the controlling party (or parties) that existed prior to the combination. Use of merger accounting recognises this by accounting for the combining entities or businesses as though the separate entities or businesses were continuing as before.

7.
In applying merger accounting, financial statement items of the combining entities or businesses for the reporting period in which the common control combination occurs, and for any comparative periods disclosed, are included in the consolidated financial statements of the combined entity as if the combination had occurred from the date when the combining entities or businesses first came under the control of the controlling party or parties.

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8.
Where the combining entities or businesses include an entity or a business previously acquired from a third party, the financial statement items of such entity or business are only included in the consolidated financial statements of the combined entity from the date of the previous acquisition using the acquisition values recognised at that date.

9.
A single uniform set of accounting policies is adopted by the combined entity. Therefore, the combined entity recognises the assets, liabilities and equity of the combining entities or businesses at the carrying amounts in the consolidated financial statements of the controlling party or parties prior to the common control combination. If consolidated financial statements were not previously prepared by the controlling party or parties, the carrying amounts are included as if such consolidated financial statements had been prepared, including adjustments required for conforming the combined entity’s accounting policies and applying those policies to all periods presented. These carrying amounts are referred to below as existing book values from the controlling parties’ perspective. There is no recognition of any additional goodwill or excess of the acquirer’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities over cost at the time of the common control combination to the extent of the continuation of the controlling party or parties’ interests. Similarly, in accordance with HKAS 27, the effects of all transactions between the combining entities or businesses, whether occurring before or after the combination, are eliminated in preparing the consolidated financial statements of the combined entity.

The procedures
10.	The practical effects of merger accounting are that:
(a)
the net assets of the combining entities or businesses are consolidated using the existing book values from the controlling parties’ perspective (see paragraph 9). The assets and liabilities of the acquired entity or business should be recorded at the book values as stated in the financial statements of the controlling party (i.e. it will require recording of the fair value of the identifiable assets and liabilities of the acquired entity or business at the date of original acquisition from third parties by the controlling party, any remaining goodwill arising on the previous acquisition and minority interests recorded in the consolidated financial statements of the controlling party). When the controlling party does not prepare financial statements, the carrying amounts of the acquired entity are included as if such consolidated financial statements had been prepared;

(b)
no amount is recognised as consideration for goodwill or excess of acquirer’s interest in the net fair value of acquiree’s identifiable assets, liabilities and contingent liabilities over cost at the time of common control combination, to the extent of the continuation of the controlling party or parties’ interests; and

(c)
comparative amounts in the financial statements are presented using the principles as set out in paragraph 10(a) above as if the entities or businesses had been combined at the previous balance sheet date unless the combining entities or businesses first came under common control at a later date.

11.
The consolidated income statement includes the results of each of the combining entities or businesses from the earliest date presented (ie. including the comparative period) or since the date when the combining entities or businesses first came under the control of the controlling party or parties, where this is a shorter period, regardless of the date of the common control combination. The consolidated income statement also takes into account the profit or loss attributable to the minority interest recorded in the consolidated financial statements of the controlling party.

12.
Expenditure incurred in relation to a common control combination that is to be accounted for by using merger accounting is recognised as an expense in the period in which it is incurred. Such expenditure includes professional fees, registration fees, costs of furnishing information to shareholders, and salaries and other expenses involved in achieving the common control combination. It also includes any costs or losses incurred in combining operations of the previously separate businesses.

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13.	Consolidation is performed in accordance with HKAS 27. The principal consolidation entries are as follows:
(a)	the effects of all transactions between the combining entities or businesses, whether occurring before or after the common control combination, are eliminated; and

(b)
since the combined entity will present one set of consolidated financial statements, a uniform set of accounting policies is adopted which may result in adjustments to the assets, liabilities and equity of the combining entities or businesses.

Accounting period covered by a newly formed parent
14.
A common control combination may be effected by setting up a new parent which acquires the issued shares or equity of the combining entities or businesses in exchange for the issue of its own shares. In such cases, the first accounting period of the new parent will frequently be a period of less than a year, ending on the balance sheet date chosen for the group. This will normally be the existing balance sheet date of one or more of the combining entities or businesses.

15.
Frequently, the date of formation of the new parent will not coincide with the beginning or end of the group’s accounting periods. Strictly, if the parent is a Hong Kong incorporated company, the Companies Ordinance requires the consolidated financial statements to cover the accounting period of the parent. It could be argued that this requirement prevents the disclosure of comparative information. In substance, however, where the combining entities or businesses are continuing to trade as before, but with a new legal parent, it is appropriate to prepare consolidated financial statements as if the parent had been in existence throughout the reported periods presented with a prominent footnote explaining the basis on which consolidated financial statements are prepared.

Disclosures in addition to those required by applicable HKFRSs
16.
Entities applying this Accounting Guideline in accounting for a common control combination using the principles of merger accounting shall disclose in their consolidated financial statements the fact that this Guideline has been used.

17.
Entities shall disclose the accounting policy applied in accounting for a common control combination by using the principles of merger accounting. Details of the accounting policy shall include, but not be limited to, a discussion of the specific principles and bases applied under merger accounting.

18.
Bearing in mind the necessity of showing a true and fair view, entities applying this Accounting Guideline shall disclose in their consolidated financial statements significant details of the common control combinations.

19.	For each common control combination accounted for by using merger accounting, the following information shall be disclosed:
(a)	the names of the combining entities (other than the reporting entity);

(b)	the date of the common control combination;

(c)	the composition of the consideration and fair value of the consideration other than shares issued;

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(d)
the nature and amount of significant accounting adjustments made to the net assets and net profit or loss of any entities or businesses to achieve consistency of accounting policies, and an explanation of any other significant adjustments made to the net assets and net profit or loss of any entity or business as a consequence of the common control combination; and

(e)	a statement of the adjustments to consolidated reserves.
Earnings per share
20.
Ordinary shares issued as part of a common control combination which is accounted for using merger accounting are included in the calculation of the weighted average number of shares for all periods presented because the consolidated financial statements of the combined entity are prepared as if the combined entity had always existed. Therefore, the number of ordinary shares used for the calculation of basic earnings per share in a common control combination which is accounted for using merger accounting is the aggregate of the weighted average number of shares of the entity whose shares are outstanding after the combination.

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APPENDIX
Example
This Appendix does not form part of the Accounting Guideline and is included for illustrative purposes only.
Background information
Entity P has a number of subsidiaries. This example looks at three subsidiaries — Entity X, Entity Y and Entity A.
Entity P acquired 100% of Entity X for HK$18,000 many years ago. At that time, Entity P recorded goodwill of HK$3,000 and fair value of identifiable assets acquired of HK$15,000 (which is equal to the then carrying amounts of the assets acquired).
Entity P set up Entity Y with a party outside the group, Shareholder S, many years ago. Entity P’s cost of investment in Entity Y was HK$15,000, being 75% of the share capital of Entity Y.
On 1 January 20X0, Entity P formed a new entity, Entity A, through share capital injection of HK$10,000.
On 31 December 20X1, Entity A acquired 100% shareholdings in Entity X and Entity Y from Entity P and Shareholder S. In return, Entity A issued 7,000 and 3,000 ordinary shares with par value of HK$1 each to Entity P and Shareholder S, respectively. Entity A, Entity X and Entity Y have financial year ends of 31 December. The fair values of assets and liabilities of Entity Y as at 31 December 20X1 are equal to their carrying values.
Ignore any tax effect arising from the business combination.

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The income statements of Entity A, Entity X and Entity Y for the year ended 31 December 20X1 are:

	Entity A	Entity X	Entity Y
	HK$	HK$	HK$

Revenue	2,000	40,000	50,000

Profit or loss	(4,000)	20,000	20,000

The balance sheets of Entity A, Entity X and Entity Y as at 31 December 20X1 are:

	Entity A	Entity A
	(before	(after
	issue of	issue of
	shares)	shares#)	Entity X	Entity Y
	HK$	HK$	HK$	HK$

Investment in subsidiaries	—	223,000	—	—
Other assets	5,000	5,000	100,000	120,000

Net assets	5,000	228,000	100,000	120,000

Capital (including share premium)	10,000	233,000	10,000	20,000
Accumulated profits (losses)	(5,000)	(5,000)	90,000	100,000

	5,000	228,000	100,000	120,000

#
The 10,000 new shares issued by Entity A as consideration are recorded at a value equal to the deemed cost of acquiring Entity X and Entity Y (HK$223,000). The deemed cost of acquiring Entity X is HK$103,000, being the existing book values of net assets of Entity X as at 31 December 20X1 (HK$100,000) plus remaining goodwill arising on the acquisition of Entity X by Entity P (HK$3,000). The deemed cost of acquiring Entity Y is HK$120,000, being the existing book values of net assets of Entity Y as at 31 December 20X1. The deemed cost used in this example is for illustrative purposes only and does not necessarily represent the value to be reported in the individual financial statements of Entity A as the cost of acquiring the subsidiaries.

The income statements of Entity A, Entity X and Entity Y for the year ended 31 December 20X0 are:

	Entity A	Entity X	Entity Y
	HK$	HK$	HK$

Revenue	1,000	38,000	45,000

Profit or loss	(2,000)	15,000	12,000

The balance sheets of Entity A, Entity X and Entity Y as at 31 December 20X0 are:

	Entity A	Entity X	Entity Y
	HK$	HK$	HK$

Net assets	9,000	80,000	100,000

Capital (include share premium)	10,000	10,000	20,000
Accumulated profits (losses)	(1,000)	70,000	80,000

	9,000	80,000	100,000

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Analysis
As Entity A, Entity X and Entity Y are under the common control of Entity P before and after the business combination, the business combination is specifically excluded from the scope of HKFRS 3.
The directors of Entity A choose to account for the acquisition of the shareholdings in Entity X and Entity Y using the principles of merger accounting.
Under the principles of merger accounting, the assets and liabilities of Entity X and Entity Y are consolidated in the financial statements of Entity A using the existing book values as stated in the consolidated financial statements of Entity P immediately prior to the combination. This procedure requires recording of goodwill arising on the original acquisition of Entity X by Entity P and minority interests in Entity Y as stated in the consolidated financial statements of Entity P immediately prior to the combination. There is no recognition of any additional goodwill or excess of the acquirer’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities over cost at the time of this combination.
The consolidated income statement of Entity A for the year ended 31 December 20X1 is:

	Entity A	Entity X	Entity Y	Adjustment		Consolidated
	HK$	HK$	HK$	HK$	Adj	HK$

Revenue	2,000	40,000	50,000			92,000

Profit or loss	(4,000)	20,000	20,000			36,000

Attributable to the former minority interest in Entity Y				5,000	(Y1)	(5,000)

Attributable to the equity holders of Entity A						31,000

Adjustment:

(Y1)	Being an adjustment to reflect the profit attributable to the minority interest in Entity Y prior to the combination.
The consolidated balance sheet of Entity A as at 31 December 20X1 is:

	Entity A	Entity X	Entity Y	Adjustments		Consolidated
	HK$	HK$	HK$	HK$	Adj	HK$

Goodwill				3,000	(X1)	3,000
Investments in Entity X and Entity Y	223,000	—	—	(103,000)	(X3)	—
				(120,000)	(Y5)
Other assets	5,000	100,000	120,000			225,000

Net assets	228,000	100,000	120,000			228,000

Capital (include share premium)	233,000	10,000	20,000	(10,000)	(X3)	233,000
				(20,000)	(Y5)
Other reserve	—	—	—	(85,000)	(X3)	(160,000)
				(75,000)	(Y5)
Accumulated profits (losses)	(5,000)	90,000	100,000	(5,000)	(X2)	155,000
				(25,000)	(Y4)

	228,000	100,000	120,000			228,000

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Adjustments
Relating to Entity X:
(X1)
Being an adjustment to record goodwill arising on the original acquisition of Entity X by Entity P as stated in the consolidated financial statements of Entity P immediately prior to the combination (HK$3,000).

(X2)	Being an adjustment to eliminate the accumulated profits of Entity X generated prior to the original acquisition of Entity X by Entity P (HK$5,000).

(X3)
Being an adjustment to eliminate the share capital of Entity X against the related investment cost of Entity A. An adjustment of HK$85,000 has been made to a separate reserve in the consolidated financial statements of Entity A.

Relating to Entity Y:
(Y4)	Being an adjustment to reflect the profits attributable to the minority interest in Entity Y prior to the combination.

(Y5)
Being an adjustment to eliminate the share capital of Entity Y against the related investment cost of Entity A. An adjustment of HK$75,000 has been made to a separate reserve in the consolidated financial statements of Entity A.

The consolidated income statement of Entity A for the year ended 31 December 20X0

	Entity A	Entity X	Entity Y	Adjustment		Consolidated
	HK$	HK$	HK$	HK$	Adj	HK$

Revenue	1,000	38,000	45,000			84,000

Profit or loss	(2,000)	15,000	12,000			25,000

Attributable to the minority interest				3,000	(Y1)	(3,000)

Attributable to the equity holders of Entity A						22,000

Adjustment:

(Y1)	Being an adjustment to reflect the profit attributable to the minority interest in Entity Y.

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MERGER ACCOUNTING FOR COMMON CONTROL COMBINATIONS
The consolidated balance sheet of Entity A as at 31 December 20X0 is:

	Entity A	Entity X	Entity Y	Adjustments		Consolidated
	HK$	HK$	HK$	HK$	Adj	HK$

Goodwill				3,000	(X2)	3,000
Investments in Entity X and Entity Y	—	—	—	193,000	(1)	—
				(103,000)	(X4)
				(90,000)	(Y5)
Other assets	9,000	80,000	100,000			189,000

Net assets	9,000	80,000	100,000			192,000

Capital (include share premium)	10,000	10,000	20,000	193,000	(1)	203,000
				(10,000)	(X4)
				(20,000)	(Y5)
Other reserve	—	—	—	(85,000)	(X4)	(160,000)
				(75,000)	(Y5)
Minority interests	—	—	—	25,000	(Y5)	25,000
Accumulated profits /(losses)	(1,000)	70,000	80,000	(5,000)	(X3)	124,000
				(20,000)	(Y5)

	9,000	80,000	100,000			192,000

Note:
The comparative figures are restated as if the entities had been combined at the previous balance sheet date. The consolidated share capital represents the share capital of Entity A adjusted for the share capital issued for the purposes of the business combination.

Adjustments
(1)
Being an adjustment to push back the capital issued for the purposes of the business combination (HK$193,000, of which HK$103,000 relating to Entity X and HK$90,000 relating to Entity Y). The aim of the consolidated financial statements in merger accounting is to show the combining entities’ results and financial positions as if they had always been combined. Consequently, the share capital in respect of 7,000 shares issued for the purposes of the business combination has to be shown as if it had always been issued.

Relating to Entity X:
(X2)
Being an adjustment to record goodwill arising on the original acquisition of Entity X by Entity P as stated in the consolidated financial statements of Entity P immediately prior to the combination (HK$3,000).

(X3)	Being an adjustment to eliminate the accumulated profits of Entity X generated prior to the original acquisition of Entity X by Entity P (HK$5,000).

(X4)
Being an adjustment to eliminate the share capital of Entity X against the related investment cost of Entity A. An adjustment of HK$85,000 has been made to a separate reserve in the consolidated financial statements of Entity A.

Relating to Entity Y:
(Y5)
Being an adjustment to eliminate the share capital of Entity Y against the related investment cost of Entity A. Prior to the business combination, Entity P only had 75% equity interest in Entity Y. Minority interests of HK$25,000 was recorded as at 31 December 20X0. An adjustment of HK$75,000 has been made to a separate reserve in the consolidated financial statements of Entity A.

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MERGER ACCOUNTING FOR COMMON CONTROL COMBINATIONS
Earnings per share
Based on the same facts as per the above example, the calculation of basic earnings per share for each period presented in the consolidated financial statements of Entity A is based on the consolidated profit (excluding the profit attributable to the minority interests), and on the 20,000 shares (comprising 10,000 shares of Entity A in issue throughout the two years ended 31 December 20X1 and 10,000 shares of Entity A issued on 31 December 20X1 as consideration for the equity interests in Entity X and Entity Y).

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